FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated November 20, 2009

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

News Release	November 20, 2009

For Immediate Publication

ICICI Bank’s US$ 750.0 million International Bond offering

ICICI Bank (NYSE: IBN), acting through its Bahrain branch, successfully priced 5.33 year fixed rate note of US$ 750.0 million. The 5.33 year fixed rate notes carry a coupon of 5.5%. The 5.33-year fixed rate notes were offered at an issue price of 99.826%.

The securities referred to in this document were offered in the United States only to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (“Securities Act”), and outside the United States only to non-U.S. persons under Regulation S of the Securities Act.

The securities referred to in this document have not been, and will not be, registered under the Securities Act, or under the securities legislation of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The issuer does not intend to make a public offer of the notes in the United States or to register any notes under the Securities Act.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes.

About ICICI Bank: ICICI Bank Ltd (NYSE:IBN) is India's largest private sector bank and the second largest bank in the country with consolidated total assets of about US$ 102 billion as of September 30, 2009. ICICI Bank’s subsidiaries include India’s leading private sector insurance companies, securities brokerage firm, mutual fund and private equity firm. ICICI Bank’s presence currently spans 19 countries, including India.

Except for the historical information contained herein, statements in this release, which contain words or phrases such as 'will', 'would', etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to obtain statutory and regulatory approvals and to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

1

For Press Queries:
Charudatta Deshpande
Head, Corporate Communications
ICICI Bank Limited
Bandra Kurla Complex, Mumbai – 400051
E-mail: charudatta.deshpande@icicibank.com

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 20, 2009	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Non Banking Subsidiaries